Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

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NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
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GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN	DAVID S. NEILL
MARTIN J.E. ARMS	BERNARD W. NUSSBAUM
MICHAEL H. BYOWITZ	LAWRENCE B. PEDOWITZ
PETER C. CANELLOS	ERIC S. ROBINSON
DAVID M. EINHORN	PATRICIA A. ROBINSON*
KENNETH B. FORREST	ERIC M. ROTH
THEODORE GEWERTZ	PAUL K. ROWE
RICHARD D. KATCHER	DAVID A. SCHWARTZ
MEYER G. KOPLOW	MICHAEL W. SCHWARTZ
DOUGLAS K. MAYER	STEPHANIE J. SELIGMAN
ROBERT B. MAZUR	ELLIOTT V. STEIN
MARSHALL L. MILLER	WARREN R. STERN
PHILIP MINDLIN	PATRICIA A. VLAHAKIS
ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
FRANCO CASTELLI	LAUREN M. KOFKE
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
PAMELA EHRENKRANZ	S. CHRISTOPHER SZCZERBAN
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

September 28, 2017

H. Roger Schwall
Assistant Director
Office of Natural Resources
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             EQT Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 8, 2017
File No. 333-219508

Dear Mr. Schwall:

On behalf of EQT Corporation (“EQT” or the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Commission on September 8, 2017 (the “Registration Statement”) contained in your letter dated September 19, 2017 (the “Comment Letter”).

We note that, in connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 2”) electronically via the EDGAR system on the date hereof.

We are separately furnishing to the Staff two courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

General

1.                                      We note your revised disclosure in response to comment 4.  Please supplement to further explain how the board concluded that a more significant, controlling stake as a result of a potential business combination with Company B represented a less attractive alternative for the company.  Please also describe in greater detail how Company B’s recently completed transaction with “similar premiums” factored into the Rice Energy board’s determination to proceed with EQT exclusively.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see page 63 of Amendment No. 2.

2.                                      Please also revise to address the two additional potential acquirers that were engaged at this time.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see page 63 of Amendment No. 2.

Opinion of EQT’s Financial Advisor, page 86

EQT Financial Analyses, page 100

Opinion of Rice’s Financial Advisor, page 106

Pro Forma Merger Consequences Analysis, page 125

3.                                      We note that each of Citi and Barclays appeared to evaluate the joint findings of the EQT/Rice Energy management teams regarding the expected costs savings and operational synergies to be captured by the combined businesses.  We note further that a Form 8-K filing on July 27, 2017, submitted pursuant to Rule 425, included an EQT presentation that provides a detailed outline of various “Upside Synergy Potential” and assigns specific values to each line item.  Please expand your disclosure in this section to include such analyses, including the assumptions relied upon to arrive as such figures.  Please also revise to describe more specifically how the fairness evaluations considered these synergy projections.  We note the references to the “high potential” and “low potential” operational synergies on page 103 in the section discussing Citi analyses and the fourth bulleted item at the top of page 108 to “the pro forma impact” of Expected Synergies in your discussion of the Barclays analyses.

Response: The Registration Statement has been revised in response to the Staff’s comment in order to provide a specific quantification of EQT management’s synergies estimates made available to Citi and Barclays in connection with their respective financial analyses, which makes clear that the items included under the heading “Upside Synergy Potential” in the July 27, 2017 Rule 425 filing were not included in the synergy estimates provided to either Citi or Barclays in connection with their financial analyses.  Please see pages 82, 103, 104, 105 and 108 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 — Pro Forma Adjustments and Assumptions, page 169

4.                                      We note your response to prior comment 11.  Explain in further detail why the pro forma adjustments related to the expected issuance of new senior notes to fund the cash consideration required for the merger and the planned extinguishment of outstanding indebtedness of Rice Energy Inc. are necessary to provide investors with adequate financial information with which to make an investment decision.  In addition, as it relates to your planned issuance of senior notes, tell us about the basis for your expectation that longer-term traditional financing can be obtained in a capital markets transaction (e.g., an agreement as to major terms has been reached in principle).

Response: As of the date of this letter, EQT has filed a preliminary prospectus supplement with respect to a proposed issuance of senior notes in connection with the acquisition of Rice, the issuance has priced and EQT has entered into an underwriting agreement with respect thereto.  As discussed with the Staff, in light of these recent developments, EQT believes that the senior notes issuance should be reflected in the pro forma financial statements.  The Staff is also advised that EQT has revised the applicable disclosures in the Registration Statement in order to reflect the current status of the merger financing.  Please see the pro forma financial statements (beginning on page 164) and pages 16 and 128 of Amendment No. 2.

*                               *                                *                               *                                *                               *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1347 or by email at SACohen@wlrk.com or Victor Goldfeld at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Steven A. Cohen
Steven A. Cohen

cc:                                Lewis B. Gardner, EQT Corporation
Victor Goldfeld, Wachtell, Lipton, Rosen & Katz

William E. Jordan, Rice Energy Inc.
Stephen M. Gill, Vinson & Elkins LLP